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                                                                   Exhibit 28





       Nancy Archer                                                    5/02/94
       602/ 207-2821




                           GFC FINANCIAL CORPORATION

                     COMPLETES ACQUISITION OF BELL ATLANTIC

                            COMMERCIAL FINANCE UNIT




PHOENIX, Arizona, May 2, 1994 -- GFC Financial Corporation (NYSE:GFC) has completed the acquisition of TriCon Capital Corporation, the Paramus, New Jersey-based commercial finance and equipment leasing services subsidiary of Bell Atlantic Corporation, in an all- cash transaction valued at $344.3 million, Samuel L. Eichenfield, Chairman of GFC, said today.

         Mr. Eichenfield stated, "We are excited about the addition of TriCon into the GFC organization. TriCon provides critical mass to GFC Financial as well as earnings power, while increasing our assets by more than fifty percent to $5 billion, and further enhancing our position as a lender to the middle-market."

         On a pro forma basis, TriCon Capital reported income from continuing operations of $31.6 million in 1993 on total revenues of $245.3 million, with assets of $1.8 billion at year-end. TriCon Capital is a niche-oriented provider of middle-market financing, with seven specialized business groups that serve three market sectors nationally: end-user (medical





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finance, commercial equipment and government), program financing (vendor service, franchise finance and commercial credit groups) and capital services.

         GFC Financial is a major domestic commercial finance company that provides secured financing in selected markets: corporate finance, transportation, communications, commercial real estate and resort finance. GFC Financial also provides asset based lending, consumer rediscounting, and factoring.





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